Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

03 NOV 17 AM 7:21

Citigate
Dewe Rogerson

03037424

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	+1 202 942 9624
From	Julie Ryan
Return fax	+44 (0)20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	13 November 2003
No. of pages including this one	14

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Julie Ryan
Citigate Dewe Rogerson

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

dlw 11/18

Quarterly results: Erste Bank lifts earnings by 58%

For Immediate Release: Vienna, 13 November 2003

With its results for the first three quarters of 2003, Erste Bank again presents figures that underline its strategic strength and effective positioning in Central Europe: "Since our initial public offering in 1997 we have gone from strength to strength in our results by remaining true to our strategy as a retail bank. Given the economic environment of the past several years, we view this as a signal success, and will continue to pursue this strategy vigorously in future," said CEO Andreas Treichl at the presentation of Erste Bank's results. "It is telling that, over the first three quarters, we have already earned as much profit as in all of 2002," continued Treichl, who also confirms the guidance for the full year 2003 – an increase of at least 25% in net profit after minority interests.

"With Hungary's Postabank in place - for the moment the last building block in our Central European strategy - we can now offer a complete retail network not just in Austria, but also in the Czech Republic, Slovak Republic, Hungary and Croatia," Treichl explained. "In combination with a longer term growth surge stimulated by the EU's enlargement, we expect each subsidiary of the Erste Bank Group to realise sustained earnings growth in our core businesses and declining costs, as the modernisation of the distribution network is in large measure complete."

Highlights of the first three quarters

- Increase of 7.6% in consolidated total assets, from EUR 121.2 billion (end of 2002) to EUR 130.5 billion at 30 September 2003.

- Net interest income in the first three quarters of 2003 was up 5.4% compared to the same period one year earlier, from EUR 1,835.0 million to 1,934.7 million. Net commission income increased by 4.6%, from EUR 695.2 million to 727.5 million.

- General administrative expenses rose by 1.2% compared to the first three quarters of 2002, from EUR 1,815.8 million to 1,837.0 million.

- Operating profit climbed by 20.8% year-on-year, from EUR 841.5 million to 1,016.6 million, and net profit after taxes and minority interests jumped by 57.8%, from EUR 161.7 million to 255.2 million.

- The cost-income ratio improved from 67.9% for the full 2002 financial year to 64.4% in the first three quarters of 2003.

- The return on equity was strengthened further to 13.4% in the first three quarters (from 12.7% for the full year 2002).

- The Tier 1 ratio as defined by the Austrian Banking Act stood at 6.5% on 30 September 2003 (versus 6.3% at the end of 2002).

Business results of Erste Bank Group

Erste Bank sees its business success in the first three quarters as reflecting the good balance achieved between rising revenues and tightening, effective cost control. Thus, the headcount in Austria was lower than one year earlier and personnel expenses were unchanged. "This trend will continue in the coming quarters, since, as announced, we will take consistent further action on the cost front", commented Andreas Treichl. The focus on retail customers coupled with the concentration on small and medium-sized business clients translated into a Group-level increase of approximately 5% in both net interest income and net commission income.

Concerning the year-on-year comparison, it must be taken into account that Riječka banka has been included in the consolidated financial statements only as of 29 April 2002. Furthermore, the expansion of Erste Bank's stake in Česká spořitelna occurred in the summer of 2002. This resulted in higher goodwill amortisation during the period under review than in the prior-year period. On the other hand, the amount of minority interests to be deducted from profit for the period decreased.

Earnings developments

In EUR million	Jan-Sep 2003	Jan-Sep 2002	Change in %
Net interest income	1,934.7	1,835.0	5.4
Less Risk provisions for loans and advances	(298.6)	(272.2)	9.7
Net commission income	727.5	695.2	4.6
Net trading result	170.6	126.5	34.9
General administrative expenses	(1,837.0)	(1,815.8)	1.2
Income from insurance business	20.8	0.6	> 100.0
Other operating result	(128.8)	(74.5)	(72.9)
Pre-tax profit	**589.2**	**494.8**	**19.1**
Profit for the period	**418.6**	**377.2**	**11.0**
Net profit after minority interests	**255.2**	**161.7**	**57.8**
Cost-income ratio	64.4%	68.3%	

Net interest income remains the most significant income item. During the reporting period it grew by 5.4% year-on-year, from EUR 1,835.0 million to EUR 1,934.7 million.
The explanation for this improvement lies in stronger credit demand, which led to volume growth at the subsidiaries in Central Europe. But net interest income also grew in Austria. In addition, a gain from the at-equity valuation of the Group's Slovak building society contributed to the improvement.

The interest margin (based on average interest-bearing assets) was 2.31% in the first three quarters of 2003, compared to 2.30% for the full year 2002 (interest-bearing assets are defined as total assets less the following: cash and balances with central banks, trading assets, tangible assets, intangibles and other assets). The interest margin in Austria, slightly below 2%, remained very low by European standards. In Central Europe, the interest margin was successfully maintained or in some countries improved to between 3.4% and 4.7% despite sharply falling interest rates.

Net commission income was 4.6% higher than a year ago, up from EUR 695.2 million to 727.5 million. This included a small increase in the securities business (up 4%), made possible by the slight improvement in market conditions. As well, fees and commissions from payment transfers (notably in Central Europe) and building society intermediary business followed a particularly good trend.

The **net trading result**, helped by improving markets, grew at an impressive rate of 34.9%, from EUR 126.5 million to 170.6 million. The improvement was especially pronounced in the derivatives and securities business, particularly in Austria.

The **income from insurance business** comprises all net income from the insurance companies that are included in the Group's consolidated financial statements. In contrast to last year, when income from insurance business was set back by the ailing capital markets and catastrophic flooding, it showed an above average improvement to EUR 20.8 million in the first nine months of 2003.

Under **general administrative expenses**, the first three quarters brought an above-average rise in **depreciation and amortisation of fixed assets** (up 13.3%), due mainly to higher IT investments. Despite the now-complete integration of Rijecka banka, general administrative expenses were held nearly steady, inching up by only 1.2%. The Managing Board credits this fact to the rewards of cost control that are now beginning to be reaped. Administrative expenses in Austria were reduced.

A significant drop of 7.5% was also recorded in the Group's **other administrative expenses**. This is the result both of the cost savings in Austria and of economies achieved at Česká spořitelna, where the completion of the branch modernisation led to 12% lower other administrative expenses. The increase in this item at the Slovak subsidiary was caused in part by the fact that the Slovak branch modernisation (other administrative expenses up 10%) as planned, comes one year after Česká spořitelna´s. Another reason is the adjustment of staff salaries to market levels (personnel expenses up 9%).

The **number of employees** decreased during the first three quarters of 2003. As of 30 September 2003 the Group had a total staff count of 36,422 in terms of full-time equivalents, down from 36,923 at the end of 2002. Almost all of this reduction occurred in Austria, where the Group's workforce decreased by 464 employees, or 3%.

Personnel expenses increased by 3.4% to EUR 1,041.1 million. While staff costs remained flat in Austria, they grew above average at the Central European subsidiaries as a result of improvements in personnel quality and the associated pay increases to market levels.

General administrative expenses in Q1-Q3/2003

	Q1-Q3/03 EUR mn	Q1-Q3/02 EUR mn	Change %
Erste Bank Group			
Personnel expenses	1,041.1	1,006.6	3.4
Other administrative expenses	538.8	582.2	(7.5)
Subtotal	***1,579.9***	***1,588.8***	***(0.6)***
Depreciation and amortisation of fixed assets	257.1	227.0	13.3
General administrative expenses	**1,837.0**	**1,815.8**	**1.2**
Austria (incl. Corporate Centre and International Business)			
Personnel expenses	798.0	797.7	0.0
Other administrative expenses	324.7	362.1	(10.3)
Subtotal	***1,122.7***	***1,159.8***	***(3.2)***
Depreciation and amortisation of fixed assets	151.7	146.1	3.8
General administrative expenses	**1,274.4**	**1,305.9**	**(2.4)**
CEE			
Personnel expenses	243.1	208.9	16.4
Other administrative expenses	214.1	220.1	(2.7)
Subtotal	***457.2***	***429.0***	***6.6***
Depreciation and amortisation of fixed assets	105.4	80.9	30.3
General administrative expenses	**562.6**	**509.9**	**10.3**

Total **operating income** (net interest income, net commission income, net trading result and income from insurance business) expanded by 7.4% in the first three quarters of 2003, from EUR 2,657.3 million to 2,853.6 million.

The **operating result** grew substantially by 20.8% to EUR 1,016.6 million.

The cost-income ratio – general administrative expenses as a share of operating income – eased to 64.4% at the end of the third quarter of 2003, a substantial improvement on the figure of 67.9% reported for the full year 2002.

During the 2003 reporting period, **risk provisions for loans and advances** were up 9.7% from one year earlier. In 2002 a particularly large increase came in the fourth quarter. As this effect is not likely to recur this year, the Erste Bank does not expect risk provisions for the full year 2003 to be any higher than for 2002.

The favourable trend was very pronounced in the Central European operations (also when taking into account that the positive one-off effects in 2002 did not recur in 2003), thanks largely to the completion of restructuring, improved risk management and a very conservative lending policy. Business in Austria, on the other hand, remains affected by the general economic slowdown, giving rise to a 7% net increase in risk provisions.

Other operating result represents the balance largely of the following items: revaluation results and disposal proceeds from equity interests or securities not classified as trading assets; provisions not related to lending; goodwill amortisation; and deposit insurance contributions in Central Europe.

In the first three quarters of the year, other operating result became significantly more negative, declining to EUR –128.8 million from the prior year's EUR –74.5 million. A major contributor was this year's strong increase in amortisation of goodwill (EUR 60.9 million compared to EUR 39.8 million in the corresponding period of the previous year), which resulted mainly from the purchase of additional shares of Česká spořitelna, Tiroler Sparkasse and "Sparkassen Versicherung" in the course of 2002 and from the acquisition of Rijecka banka. Another negative influence was the one-time write-down of EUR 20 million made in 2003 on IT projects as well as provisions not related to lending.

Pre-tax profit for the first three quarters of 2003 thus reached EUR 589.2 million, 19.1% more than twelve months earlier (EUR 494.8 million).

For 2003 Erste Bank currently expects to pay income tax at an increased rate of 29% (calculated on pre-tax profit). The main reason for the rate increase is that in 2002, changes in tax legislation had a favourable one-off effect on the rate of taxation. As a consequence, **taxes on income** mounted unusually steeply, rising by 45.1% to EUR 170.6 million in the first nine months of 2003.

Minority interests decreased thanks to the purchase of additional shares of Česká spořitelna in the summer of 2002. **Net profit after minority interests** thus saw a pronounced increase by 57.8%, from EUR 161.7 million a year ago to EUR 255.2 million.

Return on equity (ROE) improved significantly in the first three quarters of 2003, to 13.4%.

Outlook for full year and targets for 2005

Erste Bank reiterates its guidance for the full year 2003, projecting double digit growth of at least 25% in net profit after minority interests. In the outlook for the fourth quarter, it should be noted that earnings in the final quarter of 2002 were exceptionally high thus the fourth quarter of 2003 is expected to bring a steady trend compared to the previous quarters.

The target for 2005 remains a net profit after minority interests of about EUR 500 million, which represents an ROE of at least 15%. The cost-income ratio in 2005 is targeted to fall into the 60 to 62% range.

Balance sheet developments

in EUR million	30 Sep 2003	31 Dec 2002	Change in %
Loans and advances to credit institutions	17,851	15,492	15.2
Loans and advances to customers	65,854	64,435	2.2
Less risk provisions for loans and advances	(2,781)	(2,983)	(6.8)
Securities and other financial investments	38,791	32,795	18.3
Other assets	10,766	11,483	(6.2)
Total assets	**130,481**	**121,222**	**7.6**
Amounts owed to credit institutions	27,774	26,425	5.1
Amounts owed to customers	64.329	61,308	4.9
Debts evidenced by certificates, sub-ordinated capital	20,658	17,577	17.5
Shareholders' equity	2,601	2,481	4.8
Other liabilities	15,119	13,431	12.6
Total liabilities and shareholders' equity	**130,481**	**121,222**	**7.6**

In the first three quarters, **total assets** of the Erste Bank Group grew by 7.6%, from EUR 121.2 billion at the end of 2002 to EUR 130.5 billion at 30 September 2003.

Loans and advances to customers rose only by a moderate 2.2% over the reporting period, to EUR 65.9 billion. The growth was driven by an expansion in lending by the Central European subsidiaries (mortgages and consumer credit), while a total amount of approximately EUR 500 million were sold in Austrian (securitisation of car leasing portfolio) and Central European credit risks. Also, the intentional reduction of the Austrian SME loan book to currently EUR 1,7 billion had an impact on the loans to customers.

Total **risk provisions**, despite intra-year additions, fell by 6.8% from 31 December 2002, to EUR 2.8 million. This is attributable primarily to the sale of EUR 250 million of legacy loans made by Česká spořitelna.

Securities and other financial investments (consisting of trading assets, investments available for sale and financial investments) increased at an unusually high rate of 18.3% during the first three quarters, from EUR 32.8 billion at end-2002 to EUR 38.8 billion. In all constituent categories, the increase resulted mostly from additional bonds and other fixed-income securities.

Although savings deposits dipped slightly by 1%, **amounts owed to customers** rose by 4.9% to EUR 64.3 billion. This increase can be traced both to higher institutional deposits from international business of Erste Bank AG, and to the Group subsidiaries in Central Europe.

In the first nine months of the year the funding base from **own issues** continued to grow strongly, taking advantage of the currently favourable market conditions. The sum of debts evidenced by certificates and subordinated liabilities rose by 17.5% compared to 31 December 2002, from EUR 17.6 billion to EUR 20.7 billion.

The Erste Bank Group's **qualifying capital** as defined by the Austrian Banking Act, which since 1 September 2002 includes the savings banks belonging to the cross-guarantee system, amounted to about EUR 7.3 billion on 30 September 2003. As the statutory minimum capital required at this date was about EUR 5.2 billion, the cover ratio was approximately 141.5%.

The core **(Tier 1) capital** at the end of September was EUR 4.0 billion, resulting in a Tier 1 ratio of 6.5 % (compared to 6.3% at the 2002 year-end).

At 30 September 2003 the solvency ratio under the Austrian Banking Act was about 11.6% (versus 11.0% at the end of 2002), thus remaining well above the legally required minimum of 8.0%.

Segment Reporting

Austria segment

The Austria segment achieved an improvement of more than 50% in net profit after minority interests compared to the corresponding year-earlier period. This was accomplished despite increases in funding costs and goodwill amortisation. The good result was driven chiefly by a significant rise in operating revenues and almost unchanged operating expenses due to successful cost reduction measures.

Savings Banks

In the Savings Banks sub-segment, net commission income rose strongly in the first three quarters by 17.1%, to EUR 229.7 million. This increase was led by three important components: payment transfers, securities and lending. The favourable market conditions led to a strong improvement (if at a low absolute level) of 31.2% in the net trading result to EUR 21.1 million. Net interest income, however, was slightly reduced by 2.5% to EUR 625.9 million by the falling market interest rates (not least as a result of the valuation of Banking Book swaps at market prices that is required under IFRS). General administrative expenses, at EUR 609.4 million, were almost unchanged from one year earlier, whereas risk provisions were up slightly to EUR 229.7 million. As the last quarter of 2002 saw a strong, business-cycle-driven increase in risk provisions that is not expected to recur in 2003, they Are expected not to exceed by much last year´s level.

A strong influence on other operating result was exerted by a higher valuation of the available-for-sale portfolio, notably in the first half of 2003. In spite of a 6-percentage-point increase in the tax rate, net profit after minority interests improved markedly.

Retail and Real Estate

The Retail and Real Estate sub-segment comprises the Austrian retail and small and medium-sized corporate customer (SME) business, the savings banks majority-owned by Erste Bank AG, and those subsidiaries which are engaged predominantly in retail distribution (building society, Sparinvest and S-Autoleasing).
The sevenfold increase in net profit after minority interests to EUR 14.9 million and the tripling of pre-tax profit to EUR 33.8 million were driven by a benign trend in the insurance business (up at EUR 15.5 million) and an improvement in other operating result through an increase in the value of available-for-sale securities in the majority-owned savings banks.

Risk provisions for loans and advances were up 7.3% compared to the year-ago period, due in large part to the additional provisioning required by the majority-owned savings banks. Despite higher funding costs for the acquisition of further shares of s Versicherung and Tiroler Sparkasse and the environment of declining interest rates, net interest income (EUR 394.8 million) was held steady in this segment.

Net commission income increased by 4% to EUR 200.4 million; general administrative expenses remained virtually constant (down 0.1% to EUR 493.1 million).

Large Corporates
The Large Corporates sub-segment encompasses the corporate key accounts serviced by Erste Bank AG and also includes IMMORENT, a leasing subsidiary. While net interest income increased by 2.7% to EUR 113.9 million, net commission income receded by 32.4% year-on-year to EUR 34.5 million. An important reason for this drop was Immorent's exceptionally high net commission income in 2002, which could not be duplicated in the first three quarters of this year. Risk provisions increased sharply by 20% to EUR 40.1 million. The rate of increase will diminish in the fourth quarter, as risk provisions had risen in the fourth quarter of 2002. A decrease of 4.5% in general administrative expenses to EUR 60.1 million was achieved by strict cost management.

Trading and Investment Banking
The Trading and Investment Banking sub-segment includes the respective business unit in Vienna and the treasury activities of the New York and Hong Kong branches.
The rapid growth in net profit after minority interests from EUR 27.6 million to EUR 68.5 million reflected effective balance sheet management (especially in the third quarter) coupled with optimum management of the Banking Book, a jump of more than 80% in net interest income (from EUR 47.3 million to EUR 85.6 million) and an improvement of 39.4% in the net trading result (from EUR 56.4 million to EUR 78.6 million, with the low prior-year level caused by the then-adverse market conditions). The sharp rise in net commission income (EUR 29.0 million, up from EUR 13.2 million) – derived in part from sales of structured products – also contributed to the good earnings result.

Central Europe segment
The Central Europe segment delivered significant improvements in all components of operating income (except for net trading results). As personnel expenses saw an unavoidable increase due to necessary salary adjustments to market levels, and as depreciation on fixed assets rose considerably amid higher capital expenditure, general administrative expenses also mounted visibly. However, despite required one-time write-downs and other provisions, net profit after minority interests climbed by more than 16% in the extended home market as a whole.

Česká spořitelna
A combination of higher funding costs (for the purchase of additional shares in mid-2002), a weakening Czech crown and a steep decline in market interest rates caused Česká spořitelna's net interest income to ease from EUR 361.2 million to EUR 341.7 million. However, this effect was largely balanced by an increase of 10.8% in net commission income. In the insurance business, the prior-year figures incorporate the costs of claims for the flooding damage. General administrative expenses (including depreciation) rose only slightly, to EUR 355.6 million. Specifically, other administrative expenses were brought down by 12% while the adjustment of salaries to market levels led to a 9% increase in personnel expenses. Depreciation rose by a budgeted 24%. In the prior-year period, necessary releases of risk provisions that had been formed at Česká spořitelna's first consolidation in the Group financial statements had a beneficial effect on the net amount of new risk provisions which was absent in 2003. Increased goodwill amortisation and extraordinary write-downs for software, coupled with a net trading result below the very good prior-year level, led to a dip from EUR 88.3 million to EUR 85.3 million in Česká spořitelna's net profit after minority interests.

Slovenská sporiteľňa
At the Slovak subsidiary, both the completed transformation and intensified marketing are yielding rewarding results: Net interest income improved by 58.1% to EUR 179.3 million, thanks in part to an exceptionally high gain of EUR 28 million from the at-equity valuation of the Slovak building society (PSS). Net commission income swelled by nearly 20% to EUR

36.4 million. This was also expressed in an 85.7% improvement in net profit after minority interests from EUR 12.1 million to EUR 22.5 million. The contraction in other operating result was caused mostly by provisions for non-credit risks and by exceptional write-downs on software. The 16.5% rise in general administrative expenses reflects the investment in the modernisation of the distribution system. Aside from higher personnel costs (up 10% amid the needed alignment with market salaries) and other administrative expenses (up 9.1%), the main reason for this mounting cost was an increase of 51% in depreciation as a result of the recent growth in capital expenditure. Nevertheless, Slovenská sporiteľňa was able to lower its cost-income ratio from 63.9% to 50.4%.

Erste Bank Hungary
Erste Bank Hungary too is profiting from its market development: Net interest income was pushed up by 41% from EUR 30.4 million to EUR 42.9 million, mainly because of a large increase in business volume (loans and advances to customers were up 39%). An especially compelling advance of 83% was realised in net commission income, which expanded from EUR 11.2 million to EUR 20.5 million. This was accomplished through volume-driven higher revenues from payment transfers and lending. The increase in general administrative expenses is the consequence primarily of the branch network expansion and the accompanying rise in staff expenses. The cost-income ratio was successfully cut from 82.2% to 69.6%; net profit after minority interests grew from EUR 1.5 million to EUR 9.6 million, generating a return on equity of 25.5%.

Erste Bank Croatia
The acquisition of Riječka banka in the second quarter of 2002 was the foremost reason for the growth in net profit after minority interests in the Croatia sub-segment. The keynote event of the current financial year is the merger of Riječka banka with Erste&Steiermärkische Banka d.d. in the third quarter. Notwithstanding the budgeted strong increase in general administrative expenses, the cost-income ratio was held at 62.6% and return on equity eased only slightly from the prior year, to 30.5%.

International Business
In addition to the International Business unit in Vienna, the International Business segment also covers the commercial business of the branches in London, New York and Hong Kong.

Even on intentionally decreased business volumes, net interest income improved. In combination with a significant reduction in general administrative expenses (EUR 25.7 million compared to the year-earlier figure of EUR 29.7 million), this meant growth of 39.5% in net profit after minority interests, to EUR 55.7 million.

Corporate Centre
Items and activities accounted for in the Corporate Centre segment include, among others, the costs of overall Group management, all units not directly assigned to individual segments (for instance non-banking subsidiaries, Spardat, Internet arm "ecetra" and others) and general consolidation items.

Detailed Financial Statements Follow.

For more information, please contact
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria; Fax: +43 (0)5 0100 - 13112
Gabriele Werzer, Tel. +43 (0)5 0100 - 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Tel. +43 (0)5 0100 – 17326, e-mail: thomas.schmee@erstebank.at

You can also download this report from our website http://www.erstebank.com > Investor Relations

I. Balance sheet according to IFRS

in EUR m

	Assets	30/09/03	31/12/02	+/- %
1.	Cash and balances with central bank	2,512	3,181	(21.0)
2.	Loans and advances to credit institutions	17,851	15,492	15.2
3.	Loans and advances to customers	65,854	64,435	2.2
4.	Risk provisions for loans and advances	(2,781)	(2,983)	(6.8)
5.	Trading assets	4,352	3,487	24.8
6.	Investments available for sale	8,713	6,736	29.3
7.	Financial investments	25,726	22,572	14.0
8.	Intangible assets	1,560	1,596	(2.3)
9.	Tangible assets	1,839	1,866	(1.4)
10.	Other assets	4,855	4,840	0.3
	Total assets	**130,481**	**121,222**	**7.6**

	Liabilities and shareholders' equity	30/09/03	31/12/02	+/- %
1.	Amounts owed to credit institutions	27,774	26,425	5.1
2.	Amounts owed to customers	64,329	61,308	4.9
3.	Debts evidenced by certificates	16,815	14,191	18.5
4.	Provisions	6,122	5,488	11.6
5.	Other liabilities	5,969	5,220	14.3
6.	Subordinated capital	3,843	3,386	13.5
7.	Minority interests	3,028	2,723	11.2
8.	Shareholders' equity	2,601	2,481	4.8
	Total liabilities and shareholders' equity	**130,481**	**121,222**	**7.6**

II. Income Statement according to IFRS

	in EUR m	1.1.-30.09.03	1.1.-30.09.02	+/- %
I.	**Net interest income**	**1,934.7**	**1,835.0**	**5.4**
	Risk provisions for loans and advances	(298.6)	(272.2)	9.7
	Net commission income	727.5	695.2	4.6
	Net trading result	170.6	126.5	34.9
	General administrative expenses	(1,837.0)	(1,815.8)	1.2
	Result from insurance business	20.8	0.6	>100.0
	Other operating result	(128.8)	(74.5)	(72.9)
	Extraordinary result	0.0	0.0	--
II.	**Pre-tax profit for the period**	**589.2**	**494.8**	**19.1**
	Taxes on income	(170.6)	(117.6)	45.1
III.	**Profit for the period**	**418.6**	**377.2**	**11.0**
	Minority interests	(163.4)	(215.5)	(24.2)
IV.	**Net profit after minority interests**	**255.2**	**161.7**	**57.8**

III. Erste Bank Group Q3 2003 - Divisional Reporting (Overview)

SUM								
	Austria		Central Europe		International Business		Corporate Centre	
in EUR m	Q1-Q3 2003	Q1-Q3 2002	Q1-Q3 2003	Q1-Q3 2002	Q1-Q3 2003	Q1-Q3 2002	Q1-Q3 2003	Q1-Q3 2002
Net interest income	1,220.3	1,195.9	618.5	545.4	108.5	103.2	(12.5)	(9.5)
Risk provisions for loan and adv.	(269.8)	(252.1)	(4.1)	14.5	(24.8)	(34.6)	0.1	0.0
Net commission income	493.6	452.9	245.9	210.5	16.1	12.3	(28.1)	19.5
Net trading result	114.4	85.9	52.1	55.4	0.0	0.2	4.1	(15.0)
General administrative expenses	(1,239.4)	(1,227.9)	(562.6)	(509.9)	(25.7)	(29.7)	(9.3)	(48.4)
Income from insurance business	15.5	2.1	5.3	(1.5)	0.0	0.0	0.0	0.0
Other operating result	(13.1)	(17.7)	(118.6)	(40.5)	(1.8)	1.3	4.8	(17.5)
Pre-tax profit	**321.5**	**239.1**	**236.4**	**273.9**	**72.3**	**52.7**	**(40.9)**	**(70.8)**
Taxes on income	(96.2)	(58.0)	(66.1)	(63.2)	(16.6)	(12.8)	8.3	16.4
Minority Interest	(109.6)	(105.3)	(33.6)	(92.9)	0.0	0.0	(20.4)	(17.3)
Net profit after minority interests	**115.7**	**75.8**	**136.7**	**117.8**	**55.7**	**39.9**	**(53.0)**	**(71.8)**
Average risk-weighted assets	44,761.7	43,583.5	9,860.8	9,165.7	5,768.9	6,180.0	248.9	977.3
Average attributed equity	1,575.5	1,077.5	600.1	448.5	351.2	302.4	17.1	47.8
Cost/Income Ratio	**67.2%**	**70.7%**	**61.0%**	**63.0%**	**20.6%**	**25.7%**	**n.a.**	**n.a.**
ROE based on net profit	**9.8%**	**9.4%**	**30.4%**	**35.0%**	**21.1%**	**17.6%**	**n.a.**	**n.a.**
Thereof funding costs	(54.9)	(47.5)	(33.4)	(26.8)	0.0	0.0	(18.0)	(24.7)
Thereof goodwill	(13.9)	(9.8)	(40.7)	(25.1)	0.0	0.0	(6.0)	(4.8)

TOTAL		
	Erste Bank Group	
in EUR m	Q1-Q3 2003	Q1-Q3 2002
Net interest income	1,934.7	1,835.0
Risk provisions for loan and adv.	(298.6)	(272.2)
Net commission income	727.5	695.2
Net trading result	170.6	126.5
General administrative expenses	(1,837.0)	(1,815.8)
Income from insurance business	20.8	0.6
Other operating result	(128.8)	(74.5)
Pre-tax profit	**589.2**	**494.8**
Taxes on income	(170.6)	(117.6)
Minority interest	(163.4)	(215.5)
Net profit after minority interests	**255.2**	**161.7**
Average risk-weighted assets	60,640.3	59,906.6
Average attributed equity	2,543.9	1,876.2
Cost/Income Ratio	**64.4%**	**68.3%**
ROE based on net profit	**13.4%**	**11.5%**
Thereof funding costs	(106.3)	(99.0)
Thereof goodwill	(60.6)	(39.7)

IV. Erste Bank Group Q3 2003 - Divisional Reporting (Details)

AUSTRIA								
	Savings Banks		Retail and Real Estate		Large Corporate Customers		Trading und Investment Banking	
in EUR m	Q1-Q3 2003	Q1-Q3 2002	Q1-Q3 2003	Q1-Q3 2002	Q1-Q3 2003	Q1-Q3 2002	Q1-Q3 2003	Q1-Q3 2002
Net interest income	625.9	641.7	394.8	395.9	113.9	110.9	85.6	47.3
Risk provisions for loan and adv.	(131.8)	(127.1)	(97.9)	(91.3)	(40.1)	(33.7)	0.0	0.0
Net commission income	229.7	196.1	200.4	192.5	34.5	51.1	29.0	13.2
Net trading result	21.2	16.2	13.5	11.2	1.2	2.1	78.6	56.4
General administrative expenses	(609.4)	(595.5)	(493.1)	(493.8)	(60.1)	(62.9)	(76.8)	(75.6)
Income from insurance business	0.0	0.0	15.5	2.1	0.0	0.0	0.0	0.0
Other operating result	5.1	(4.9)	0.7	(7.3)	(0.4)	0.4	(18.4)	(5.8)
Pre-tax profit	**140.7**	**126.5**	**33.8**	**9.3**	**49.0**	**67.9**	**98.0**	**35.5**
Taxes on income	(39.8)	(28.9)	(12.2)	(4.9)	(14.2)	(15.3)	(29.9)	(9.0)
Minority interest	(96.1)	(96.9)	(6.7)	(2.6)	(7.2)	(6.8)	0.3	1.1
Net profit after minority interests	**4.7**	**0.7**	**14.9**	**1.8**	**27.6**	**45.8**	**68.5**	**27.6**
Average risk-weighted assets	22,134.2	21,558.8	12,158.2	11,674.9	6,748.0	6,304.1	3,721.3	4,045.7
Average attributed equity	199.2	0.0	741.7	571.2	415.0	308.4	219.6	197.9
Cost/Income Ratio	**69.5%**	**69.7%**	**79.0%**	**82.1%**	**40.2%**	**38.3%**	**39.7%**	**64.7%**
ROE based on net profit	**3.2%**	**n.a.**	**2.7%**	**0.4%**	**8.9%**	**19.8%**	**41.6%**	**18.6%**
Thereof funding costs	(11.3)	(9.8)	(29.8)	(23.1)	(11.9)	(11.8)	(1.9)	(2.8)
Thereof goodwill	(4.4)	(3.9)	(9.4)	(5.9)	0.0	0.0	0.0	0.0

CENTRAL EUROPE								
	Česká spořitelna		Slovenská sporiteľňa		Erste Bank Hungary		Erste Bank Croatia[1]	
in EUR m	Q1-Q3 2003	Q1-Q3 2002	Q1-Q3 2003	Q1-Q3 2002	Q1-Q3 2003	Q1-Q3 2002	Q1-Q3 2003	Q1-Q3 2002
Net interest income	341.7	361.2	179.3	113.4	42.9	30.4	54.5	40.4
Risk provisions for loan and adv.	6.7	18.6	0.3	5.4	(8.3)	(5.5)	(2.8)	(4.1)
Net commission income	180.0	162.5	36.4	30.8	20.5	11.2	8.9	6.0
Net trading result	28.5	33.4	8.1	7.4	9.6	4.9	5.8	9.8
General administrative expenses	(355.6)	(345.5)	(112.9)	(96.9)	(50.9)	(38.2)	(43.3)	(29.3)
Income from insurance business	5.3	(1.5)	0.0	0.0	0.0	0.0	0.0	0.0
Other operating result	(48.8)	(16.0)	(66.4)	(23.2)	(2.7)	(1.3)	(0.7)	0.0
Pre-tax profit	**157.9**	**212.7**	**44.9**	**36.9**	**11.2**	**1.5**	**22.4**	**22.8**
Taxes on income	(60.4)	(48.6)	(5.6)	(12.3)	(1.6)	(0.3)	1.5	(1.9)
Minority interest	(12.2)	(75.8)	(16.8)	(12.5)	0.0	0.3	(4.6)	(4.9)
Net profit after minority interests	**85.3**	**88.3**	**22.5**	**12.1**	**9.6**	**1.5**	**19.3**	**16.0**
Average risk-weighted assets	6,291.7	6,197.3	1,353.7	1,012.0	828.6	649.1	1,386.8	1,307.4
Average attributed equity	382.8	303.2	82.4	49.5	50.5	31.7	84.4	64.0
Cost/Income Ratio	**64.0%**	**62.2%**	**50.4%**	**63.9%**	**69.6%**	**82.2%**	**62.6%**	**52.1%**
ROE based on net profit	**29.7%**	**38.8%**	**36.5%**	**32.7%**	**25.5%**	**6.2%**	**30.5%**	**33.3%**
Thereof funding costs	(20.9)	(16.3)	(4.6)	(5.2)	(2.4)	(2.4)	(5.5)	(2.9)
Thereof goodwill	(30.1)	(15.2)	(9.0)	(9.0)	0.0	0.0	(1.6)	(0.9)

[1] Pro forma sum of Erste&Steiermärkische Banka and Riječka banka (8 month)

V. Erste Bank Group Q3 2003 – Quarterly Results

in EUR m	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003
Net interest income	615.8	628.0	617.6	672.5	644.6
Risk provisions for loan and adv.	(88.7)	(134.2)	(97.2)	(108.7)	(92.7)
Net commission income	225.7	249.1	228.9	253.0	245.6
Net trading result	36.9	40.9	60.1	54.5	56.0
General administrative expenses	(612.6)	(616.1)	(605.1)	(617.8)	(614.1)
Income from insurance business	(4.1)	7.8	4.4	8.8	7.6
Other operating result	(20.2)	(5.7)	(22.6)	(38.1)	(68.1)
Pre-tax profit	**152.8**	**169.8**	**186.1**	**224.2**	**178.9**
Taxes on income	(39.3)	(33.8)	(54.4)	(64.7)	(51.5)
Minority interest	(62.7)	(42.5)	(55.9)	(70.2)	(37.3)
Net profit after minority interests	**50.8**	**93.5**	**75.8**	**89.3**	**90.1**

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change.